Exhibit 99.179

For Immediate Release	August 19, 2021

The Valens Company’s Subsidiary Green Roads Enters Third-Party Distribution Agreement with Tele Marche Co., Ltd. for the Offering of Award-Winning CBD Products in Japan

Various CBD products from Green Roads’ portfolio now available online in Japan through Tele Marche Co., Ltd.

Kelowna, B.C., August 19, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today announced that its subsidiary Green Roads has entered into a third-party distribution agreement with Tele Marche Co., Ltd. (“Tele Marche Co”) for the sale and distribution by Tele Marche Co of Green Roads’ award-winning CBD products in Japan.

Tele Marche Co, in consultation with Green Roads, developed an online store in Japan by leveraging insights and best practices from Green Roads’ strong e-commerce and marketing platform in the US, which averages approximately 9,000 orders per month and boasts over 30,000 five-star product reviews. The online store in Japan also includes various educational resources to help consumers learn more about cannabidiol (CBD), the importance of lab testing for safety and quality, and how to choose a product that best suits their preferences.

“We are very excited to join forces with Tele Marche Co so that they can bring Japanese consumers our award-winning CBD products that many consumers in the United States and beyond have come to trust for their quality, consistency, and value,” said Dale Baker, President, US of The Valens Company. “We are confident that this new online store, along with its robust consumer education, will meet the growing needs of Japanese CBD consumers and will achieve success similar to that of our US e-commerce platform.”

A full range of Green Roads’ CBD products are now available to Japanese consumers through the online store, including tinctures, pet products, gummies, chocolate, bath bombs, and capsules. The online store in Japan will be owned and operated by Tele Marche Co under license from Green Roads.

Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company added: “We are incredibly proud to add Japan to the growing list of countries in which Green Roads’ products are available. With a population of approximately 127 million1, we view Japan as a significant growth opportunity with untapped potential for leading North American CBD brands like Green Roads. With Green Roads and Valens’ products now collectively available in over 12 countries, we are rapidly increasing our distribution exposure and strategically positioning our platform to service many emerging markets poised for significant growth in new global regions.”

At Valens, it’s Personal.

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About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services, in addition to best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s high-quality products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to Australia through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through Valens Labs, the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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For further information, please contact:

Jeff Fallows

The Valens Company

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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